SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Bovespa (São Paulo) NYSE (New York)	AMBV4 - Preferred AMBV3 - Common ABV - Preferred ABVc - Common

AMBEV ANNOUNCES THE EXPIRATION OF THE VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

São Paulo, April 19, 2007 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced the final results of the previously announced voluntary offer made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”). The Offer expired at 5:00 p.m., New York City time, on Thursday, April 19, 2007. At the expiration of the Offer, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B shares held as ADSs), representing 0.63% of the voting rights of Quinsa, had been tendered in and not withdrawn from the Offer. The minimum tender condition of the Offer, which required that 3,939,387 Class B shares (including Class B shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, the Offer expired and will be withdrawn without BAH purchasing any Class A shares or Class B shares (including Class B shares held as ADSs). All Class A shares and Class B shares (including Class B shares held as ADSs) that were tendered in the Offer will be returned promptly to the respective holders thereof without any action required on the part of the holders.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma. BAH is a wholly owned subsidiary of AmBev.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley
Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.